FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated December 20, 2023

Item 1

Santander adapts past financial disclosures to reflect

new primary segments

•	Santander has today published adapted financial disclosures for the past seven quarters to reflect the new operating model announced in September, in which the bank’s five global businesses will become the new primary reporting segments. The group’s consolidated results are not affected.

•	From the first quarter of 2024, the group’s activities will be reported under five global businesses, further aligning the bank’s operating model to its strategy and simplifying its business. This change will help the bank achieve the group’s strategic goals outlined at its Investor Day in February.

Madrid, 20 December 2023 - PRESS RELEASE

Santander has today published adapted financial disclosures for the past seven quarters to reflect the new operating model announced in September, in which the bank’s five global businesses will become the new primary reporting segments. Under the model, the bank’s activities will be consolidated from 2024 under:

•	Retail & Commercial Banking: a new business area with all the bank’s retail and business banking globally.

•	Digital Consumer Bank: consumer finance activity worldwide.

•	Payments: PagoNxt and Global Cards.

•	Corporate & Investment Banking (Santander CIB): already a global business.

•	Wealth Management & Insurance: already a global business.

To facilitate year-on-year comparisons and analysis, the bank is adapting its financial reporting for the last seven quarters for each of these global businesses. These changes do not affect regions and countries, nor do they impact the group’s consolidated earnings.

According to the new reporting model, the five global areas will become the bank’s primary reporting segments from the first quarter of 2024, and regions and countries will continue to be reported publicly, but as secondary segments. The group’s 2023 annual earnings, to be announced on 31 January 2024, will be disclosed under both the current and new model to facilitate the transition.

Santander’s new operating model further aligns all the bank’s businesses to its strategy, while improving customer service as well as extracting the full potential of the bank’s global and in-market value, and running the bank through a simpler and more efficient operating model.

Santander’s group strategic goals remain unchanged and include achieving a return on tangible equity (RoTE) of 15-17% in 2023-2025 and an efficiency ratio of c.42% by 2025; maintaining a fully-loaded CET1 above 12%; and delivering double-digit average annual growth in tangible net asset value (TNAV) per share plus dividend per share through the cycle.

With the new model, results from activities related to financial management that are currently in the countries are fully allocated to the global businesses and the revenue sharing criteria have been reviewed to better reflect the value added by the bank’s branch network. Consequently, global businesses’ results are different to previous financial reports as reflected below.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Breakdown of main financial impacts by attributable profit and business

Note:

-In line with our usual financial reporting, segments are reported on an underlying basis.

-To reach Group’s total attributable profit, the Corporate Centre’s negative results (-€1,084mn) need to be deducted.

(*) Attributable profits under the new global business perimeters do not exactly match figures reported in Q3’23 due to non-material changes related to other minor global platforms that are not detailed here.

Main financial figures by global businesses

Note:

-In line with our usual financial reporting, segments are reported on an underlying basis.

-To reach Group’s total attributable profit, the Corporate Centre’s negative results (-€1,084mn) need to be deducted.

(1) As % of total operating areas.

(2) 12m cost of risk. Changes versus Dec-22. Negative CoR in WMI indicates releases.

(3) Adjusted RoTE based on Group’s deployed capital.

(4) End of period. Changes in euros.

A presentation with more details about this announcement, and income statements and other key metrics of the last seven quarters for every global business, is available at CNMV and santander.com.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2023 Financial Report, published on 25 October 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (b) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (c) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations.

In addition, the important factors described in this report and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.

Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law.

Not a securities offer

This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this report should be taken as a profit and loss forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 20, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance